914242

02016420

EXECUTED

RECD S.E.C.
FEB 2 8 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 28, 2002

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant's name into English)

PROCESSED
MAR 1 1 2002
THOMSON FINANCIAL

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELEFÓNICA DE ARGENTINA S.A.

TABLE OF CONTENTS

Buenos Aires, February 26, 2002

Buenos Aires Stock Exchange
Present

Re.: Special Meeting of Class A
Shareholders of 02/12/02.
Compliance with Article 4, Chapter XXI,
of General Ruling No. 368/01 of the National Securities Commission.

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, and in accordance with what is established in Article 4, Chapter XXI, of General Ruling No. 368/01 of the National Securities Commission. Following please find the details regarding the members of the company's Board of Directors appointed in the meeting:

Principal Director: Mr. Miguel Angel Gutiérrez.

Alternate Directors: Messrs. Gaspar Ariño Ortíz and Juan Carlos Ros Brugueras.

The appointed directors, both incumbent and alternates, have the status of *"non independents"* since they fall within the criteria set forth by the aforementioned ruling.

This information was provided by the respective person making the motion during the meeting, before the corresponding vote.

Very truly yours,

Fernando Borio
Market Relations Director

FREE TRANSLATION

Buenos Aires, February 26, 2002

Buenos Aires Stock Exchange
Present

Re.: Special Meeting of Class A Shareholders of 02/12/02: Documentation.

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions embodied in Article 75, section c) of the Buenos Aires Stock Exchange Regulations governing the authorization, suspension, withdrawal and cancellation of securities listings, and in connection therewith I am attaching the following documents:

a) complete set in triplicate of minutes of the Special Meeting of Class A Shareholders of February 12, 2002;
b) copy of the attendance sheet for the above-mentioned meeting; and
c) list in triplicate of the members of the company's Board of Directors (Article 58, section b), item three, *in fine*, of the Stock Exchange Regulations).

Very truly yours,

Fernando Borio
Market Relations Director

Members of the Board of Directors
named at the Meetings of December 18, 2001

Appointments made by the Special Meeting of
Class A Shareholders of February 12, 2002 (*)

BOARD OF DIRECTORS

Principal Directors: Miguel Angel Gutiérrez* (President), Antonio Viana-Baptista (Vice-President), Carlos Fernández-Prida, Jacinto Díaz Sánchez, Juan Carlos Cassagne, Mario Eduardo Vázquez and Guillermo Harteneck.

Alternate Directors: Gaspar Ariño Ortiz*, Santiago Tomás Soldati, Javier Benjumea Llorente, José Manuel Fernández Norniella, Alfredo Jorge Mac Laughlin, Juan Carlos Ros Brugueras*, Juan Ignacio López Basavilbaso and Luis Ramón Freixas Pinto.

General Manager (Article 270 of the Business Corporation Law): Guillermo Ansaldo.

Secretary of the Board of Directors: Fernando Raúl Borio

Expiration of the term of office of the members of the Board of Directors: December 31, 2002.

Fernando Borio
Market Relations Director

TELEFONICA DE ARGENTINA S.A.--

Minutes No. 40: Special Meeting of Class A Shareholders of February 12, 2002.----------------

In Buenos Aires at 11:30 A.M. on the 12th of February 2002, a special meeting of the class A shareholders of Telefónica de Argentina S.A. was held at the corporation's principal offices located at Tucumán 1, 18th floor, by those shareholders whose names appear on page 160 of the shareholders' attendance book No. 1, said shareholders representing the stock capital of one billion ninety-one million eight hundred forty-seven thousand one hundred seventy Argentine Pesos (A$1,091,847,170), composed of one billion ninety-one million eight hundred forty-seven thousand one hundred seventy registered common class A shares with a par value of one Argentine Peso each, and each share being entitled to one (1) vote; the aforementioned shares represent one hundred percent (100%) of the stock capital. The notice of meeting was issued privately so that it would have the unanimous character called for under the terms of Article 237, *in fine*, of the Business Corporation Law. Presiding over the meeting was the Chairman of the Board of Directors, Mr. Carlos Fernández-Prida, who in the absence of any objections declared the meeting to be validly and legally constituted. Thereupon, the first item of the agenda was placed for consideration, namely **"1.-Naming of a shareholder to approve and signe the minutes of meeting".** Mr. Eduardo Tallarico was unanimously designated to represent the class A shares. Thereupon, the Chairman placed the second item of the agenda for consideration, namely **"2.-Designation of an Incumbent Director and two Alternate Directors to fill vacancies caused by resignations**. The Chairman advised the meeting that because of the resignations of Mr. Juan Carlos Ros Brugueras as Incumbent Director, and Messrs. Gaspar Ariño Ortíz and Miguel Angel Gutiérrez as Alternate Directors, which resignations were discussed and approved at Board meeting No. 123 held on this day, it was necessary for this meeting to ratify the aforesaid approval and propose replacements. The Chairman publicly thanked the aforenamed directors for the outstanding services they rendered the corporation, and thereupon he gave the floor to Eduardo Tallarico, the representative of the class A shares, who proposed that the resignations of the aforenamed directors be accepted and that they be replaced respectively by the following persons: Miguel Angel Gutiérrez as Incumbent Director, and Messrs. Gaspar Ariño Ortiz and Juan Carlos Ros Brugueras as Alternate Directors. In accordance with what is established in Article 4, Chapter XXI, of General

Ruling No. 368/01 of the National Securities Commission, the person making the motion informed the meeting that the proposed candidates have the status of *"non independents"* since they fall within the criteria set forth by the aforementioned ruling. The meeting took due note of what it had been informed about in such respect and thereupon took up for consideration the proposal made by the representative of the class A shares, which proposal was unanimously approved. Since there were no further items for discussion, the meeting was adjourned at 11:50 A.M. following the signing and approval hereof by the designated shareholder.---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: February 29th 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary